Dreyfus
100% U.S. Treasury
Money Market Fund

SEMIANNUAL REPORT June 30, 2007



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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Not FDIC-Insured • Not Bank-Guaranteed • May Lose Value

Contents

THE FUND

FOR MORE INFORMATION



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus 100% U.S. Treasury Money Market Fund, covering the six-month period from January 1, 2007, through June 30, 2007.

The U.S. economy produced mixed signals over the first half of 2007, causing investor sentiment to swing from concerns regarding a domestic economic slowdown stemming from slumping housing markets to worries about mounting inflationary pressures in an environment of robust global growth. However, more recent data have provided stronger signals that a "soft landing" is likely for the U.S. economy. The rate of decline in residential construction is becoming less severe, the industrial inventory slowdown is fading and capital goods orders have strengthened. What's more, a generally rising stock market has helped to offset any negative "wealth effect" from the weak housing market.

Should these trends persist, we expect U.S. economic growth to hover slightly below long-term averages during the second half of this year. A moderate economic growth rate and gradually receding inflationary pressures may keep the Federal Reserve Board on the sidelines and help to support yields of money market instruments near current levels. As always, your financial advisor can help you position your investments for these and other developments.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
July 16, 2007



DISCUSSION OF FUND PERFORMANCE

For the period of January 1, 2007, through June 30, 2007, as provided by Bernard W. Kiernan, Jr., Senior Portfolio Manager

Fund and Market Performance Overview

Yields of U.S. Treasury bills remained in a relatively narrow trading range as the Federal Reserve Board (the "Fed") held monetary policy steady throughout the reporting period.

For the six-month period ended June 30, 2007, Dreyfus 100% U.S. Treasury Money Market Fund produced an annualized yield of 4.33%. Taking into account the effects of compounding, the fund also produced an annualized effective yield of 4.41% for the same period.[1]

The Fund's Investment Approach

The fund seeks as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity. To pursue this goal, the fund invests only in U.S. Treasury securities.

Slower Growth and Persistent Inflation Keep the Fed on the Sidelines

2007 began in an environment of softening housing markets and declining energy prices, in which the Fed had left short-term interest rates unchanged at 5.25% over the previous six months. Consumer confidence and orders for durable goods had declined in the fourth quarter of 2006, and inflation had driven consumer prices higher at a relatively moderate 2.5% rate in 2006 overall, the lowest annual increase since 2003. The combination of moderate economic growth and subdued inflation led some investors to believe that the Fed would remain on the sidelines for much of 2007 as it scrutinized new economic data to assess the impact of its previous tightening campaign on the economy and inflation. The Fed did just that at its meeting in late January, when it left the federal funds rate at 5.25% for the fifth consecutive time.

Despite heightened volatility in equity markets and turmoil in the sub-prime mortgage sector in late February, the unemployment rate dipped to 4.5%. This development seemed to ease fears that the long U.S. economic expansion might be ending, as it would be unusual to see pronounced weakness among consumers while the labor market remained robust.

The Fed apparently endorsed this view in late March, when it again held the federal funds rate steady. However, a change in the wording of its accompanying announcement suggested that the Fed viewed the risk of inflation as greater than the risk of recession, pushing back investors' expectations of an eventual easing of monetary policy. It later was announced that GDP in the first quarter grew at an anemic 0.7% annualized rate, the slowest quarterly pace since the first quarter of 2003.

Stronger Second Quarter Growth Fueled Inflation Fears

Economic and inflation data remained mixed in April and May. On one hand, housing prices continued to slide and consumer sentiment deteriorated. On the other hand, a key measure of inflation, the core personal consumption price index, rose by 2.2% in May before moderating in June. This was above the target rate that many Fed members have stated as the upper limit of their inflation tolerance, reinforcing investors' views that the Fed was unlikely to reduce short-term interest rates anytime soon.

In June, signs of stronger economic growth contributed to higher yields on longer-term bonds. In its statement following its Federal Open Market Committee meeting on June 28, the Fed indicated that it was not yet convinced of the sustainability of low inflationary pressures. In addition, the Fed expressed its view that the economy was likely to expand moderately, and that high levels of resource utilization could lead to higher inflation in the future.

Unchanged Fed Policy Likely Over the Foreseeable Future

As we enter the second half of the year, the Fed and the markets will be closely analyzing new economic reports to discern if policy adjustments are warranted. Any significant spillover of weakness from housing into the employment picture could make an easing of monetary policy more likely in 2008, while an uptick in inflation could put pressure on the Fed to adjust interest rates upward. However, barring these developments, it could be some time before the Fed changes monetary policy, suggesting to us that money market yields are likely to remain in a relatively narrow trading range.

July 16, 2007

An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.

1 *Annualized effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus 100% U.S. Treasury Money Market Fund from January 1, 2007 to June 30, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended June 30, 2007

Expenses paid per $1,000†	$ 3.46
Ending value (after expenses)	$1,021.80

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended June 30, 2007

Expenses paid per $1,000†	$ 3.46
Ending value (after expenses)	$1,021.37

† Expenses are equal to the fund's annualized expense ratio of .69%; multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).

STATEMENT OF INVESTMENTS

June 30, 2007 (Unaudited)

U.S. Treasury Bills–24.7%	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
8/9/07	4.34	800,000	796,265
8/23/07	4.46	46,400,000	46,097,723
9/27/07	4.54	6,000,000	5,934,293
11/15/07	4.71	98,000,000	96,277,834
Total U.S. Treasury Bills (cost $149,106,115)			**149,106,115**
U.S. Treasury Notes–74.7%			
7/31/07	4.74	50,000,000	49,961,191
8/15/07	4.90	36,000,000	35,924,323
8/15/07	4.90	150,000,000	150,207,090
8/15/07	4.96	126,000,000	125,651,342
11/15/07	4.81	90,000,000	89,349,273
Total U.S. Treasury Notes (cost $451,093,219)			**451,093,219**
Total Investments (cost $600,199,334)		**99.4%**	**600,199,334**
Cash and Receivables (Net)		**.6%**	**3,382,906**
Net Assets		**100.0%**	**603,582,240**

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
U.S. Treasury Notes	74.7	U.S. Treasury Bills	24.7
			99.4

† *Based on net assets.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

June 30, 2007 (Unaudited)

	Cost	Value
Assets ($):		
Investment in Securities—See Statement of Investments	600,199,334	600,199,334
Cash		721,712
Interest Receivable		6,346,004
Prepaid expenses		8,114
		607,275,164
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates—Note 2(b)		313,398
Payable for shares of Beneficial Interest redeemed		3,182,168
Accrued expenses		197,358
		3,692,924
Net Assets ($)		**603,582,240**
Composition of Net Assets ($):		
Paid-in capital		603,549,461
Accumulated undistributed investment income—net		69,454
Accumulated net realized gain (loss) on investments		(36,675)
Net Assets ($)		**603,582,240**
Shares Outstanding		
(unlimited number of $.001 par value shares of Beneficial interest authorized)		603,260,908
Net Asset Value, offering and redemption price per share ($)		**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended June 30, 2007 (Unaudited)

Investment Income ($):	
Interest Income	**14,469,692**
Expenses:	
Management fee–Note 2(a)	1,443,618
Shareholder servicing costs–Note 2(b)	369,740
Trustees fees and expenses–Note 2(c)	57,966
Prospectus and shareholders' reports	32,111
Custodian fees	23,221
Registration fees	20,183
Professional fees	18,624
Miscellaneous	16,592
Total Expenses	**1,982,055**
Investment Income–Net	**12,487,637**
Net Realized Gain (Loss) on Investments–Note 1(b) ($)	**41,892**
Net Increase in Net Assets Resulting from Operations	**12,529,529**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended June 30, 2007 (Unaudited)	Year Ended December 31, 2006
Operations ($):		
Investment income–net	12,487,637	22,972,777
Net realized gain (loss) on investments	41,892	(50,239)
Net Increase (Decrease) in Net Assets Resulting from Operations	**12,529,529**	**22,922,538**
Dividends to Shareholders from ($):		
Investment income–net	**(12,550,201)**	**(22,892,057)**
Beneficial Interest Transactions ($1.00 per share):		
Net proceeds from shares sold	201,784,915	343,619,028
Dividends reinvested	12,080,920	22,086,068
Cost of shares redeemed	(173,391,188)	(394,609,696)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**40,474,647**	**(28,904,600)**
Total Increase (Decrease) in Net Assets	**40,453,975**	**(28,874,119)**
Net Assets ($):		
Beginning of Period	563,128,265	592,002,384
End of Period	**603,582,240**	**563,128,265**
Undistributed investment income–net	69,454	132,018

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Six Months Ended June 30, 2007 (Unaudited)	Year Ended December 31,				
		2006	2005	2004	2003	2002
Per Share Data ($):						
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Investment Operations:						
Investment income−net	.022	.040	.023	.006	.005	.012
Distributions:						
Dividends from investment income−net	(.022)	(.040)	(.023)	(.006)	(.005)	(.012)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total Return (%)	4.40[a]	4.07	2.28	.57	.46	1.24
Ratios/Supplemental Data (%):						
Ratio of expenses to average net assets	.69[a]	.70	.68	.69	.67	.66
Ratio of net expenses to average net assets	.69[a]	.70	.68	.69	.67	.66
Ratio of net investment income to average net assets	4.33[a]	4.00	2.24	.55	.47	1.23
Net Assets, end of period ($ x 1,000)	603,582	563,128	592,002	667,492	800,550	921,513

[a] Annualized.

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus 100% U.S. Treasury Money Market Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified open-end management investment company. The fund's investment objective is to provide investors with as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity. The Dreyfus Corporation (the "Manager" or "Dreyfus") served as the fund's investment adviser. During the reporting period, the Manager was a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). During the reporting period, Dreyfus Service Corporation (the "Distributor") a wholly-owned subsidiary of the Manager, served as the distributor of the fund's shares, which are sold to the public without a sales charge. Effective June 30, 2007, the Distributor became known as MBSC Securities Corporation.

On July 1, 2007, Mellon Financial and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation. As part of this transaction, Dreyfus became a wholly-owned subsidiary of The Bank of New York Mellon Corporation.

It is the fund's policy to maintain a continuous net asset value per share of $1.00; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The funds's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the Board of Trustees to represent the fair value of the fund's investments.

The Financial Accounting Standards Board (FASB) released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Cost of investments represents amortized cost.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits, if any, as an expense offset in the Statement of Operations.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain.

On July 2, 2007, the fund declared a cash dividend of approximately $.0003 per share from undistributed investment income-net which includes investment income-net for Saturday June 30, 2007.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

The fund has an unused capital loss carryover of $78,567 available for federal income tax to be applied against future net securities profits, if any, realized subsequent to December 31, 2006. If not applied, $15,406 of the carryover expires in fiscal 2007, $588 expires in fiscal 2010, $12,334 expires in fiscal 2011 and $50,239 expires in fiscal 2014.

The tax character of distributions paid to shareholders during the fiscal year ended December 31, 2006, were all ordinary income. The tax character of current year distributions, if any, will be determined at the end of the current year.

At June 30, 2007, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .50% of the value of the fund's average daily net assets and is payable monthly.

(b) Under the Shareholder Services Plan, the fund reimburses the Distributor an amount not to exceed an annual rate of .25% of the value of the fund's average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended June 30, 2007, the fund was charged $189,329 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended June 30, 2007, the portfolio was charged $95,941 pursuant to the transfer agency agreement.

During the period ended June 30, 2007, the fund was charged $2,044 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $247,886, custody fees $30,307, chief compliance officer fees $1,205 and transfer agency per account fees $34,000.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

INFORMATION ABOUT THE REVIEW AND APPROVAL
OF THE FUND'S MANAGEMENT AGREEMENT (Unaudited)

At a meeting of the fund's Board held on May 23, 2007, the Board unanimously approved the continuation of the fund's Management Agreement with Dreyfus for a one-year term ending July 31, 2008. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of Dreyfus. In approving the continuance of the Management Agreement, the Board considered all factors that they believed to be relevant, including, among other things, the factors discussed below.

<u>Analysis of Nature, Extent and Quality of Services Provided to the Fund.</u> The Board members received a presentation from representatives of Dreyfus regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent and quality of the services provided to the fund pursuant to its Management Agreement. Dreyfus's representatives reviewed the fund's distribution of accounts and the relationships Dreyfus has with various intermediaries and the different needs of each. Dreyfus's representatives noted the various distribution channels for the fund as well as the diverse methods of distribution among other funds in the Dreyfus fund complex, and Dreyfus's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each distribution channel, including those of the fund. Dreyfus also provided the number of accounts investing in the fund, as well as the fund's asset size.

The Board members also considered Dreyfus's research and portfolio management capabilities and Dreyfus's oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered Dreyfus's extensive administrative, accounting and compliance infrastructure.

<u>Comparative Analysis of the Fund's Performance and Management Fee and Expense Ratio.</u> The Board members reviewed the fund's performance, management fee and expense ratio, placing significant emphasis on comparative data supplied by Lipper, Inc., an independent provider

of mutual fund data, including contractual and actual (net of fee waivers and expense reimbursements) management fees, operating expense components and total return performance. The fund's performance was compared to that of a Performance Universe, consisting of all funds with the same Lipper classification/objective, and a Performance Group, consisting of comparable funds chosen by Lipper based on guidelines previously approved by the Board. Similarly, the fund's contractual and actual management fee and operating expenses were compared to those of an Expense Universe, consisting of funds with the same or similar Lipper classification/objective, and an Expense Group, consisting comparable funds chosen by Lipper based on guidelines previously approved by the Board. As part of its review of expenses, the Board also considered other fund expenses, such as transfer agent fees, custody fees, 12b-1 or non-12b-1 service fees (if any), and other non-management fees.

In its review of performance, the Board noted that for the one-year period ended March 31, 2007 the fund's average annual total return ranked in the fourth quintile of its Performance Group and its Performance Universe. The Board observed that, unlike most other funds in the comparison groups, the fund is limited to investing solely in U.S. Treasury securities, which generally provide lower yields than certain other money market instruments in which other U.S. Treasury funds may invest.

In its review of the fund's management fee and operating expenses, the Board examined the range of management fees and expense ratios of the funds in the Expense Group and Expense Universe, noting, among other things, that the fund's actual management fee and total expense ratio were higher than the median and the average of other funds in the Expense Group.

Representatives of Dreyfus reviewed with the Board members the fees paid to Dreyfus or its affiliates by mutual funds and/or separate accounts managed by Dreyfus with similar investment objectives, policies and strategies as the fund (the "Similar Accounts"), and explained the nature of the Similar Accounts and the differences, from Dreyfus's perspective, as applicable, in providing services to the Similar Accounts as compared to the fund. Dreyfus's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to Dreyfus and discussed the relationship of the advisory fees paid in light of Dreyfus's performance, and the services provided. The Board members considered the relevance of the fee information provided for the Similar Accounts managed by Dreyfus to evaluate the appropriateness and reasonableness of the fund's management fees. The Board acknowledged that differences in fees paid by the Similar Accounts seemed to be consistent with the services provided.

Analysis of Profitability and Economies of Scale. Dreyfus's representatives reviewed the dollar amount of expenses allocated and profit received by Dreyfus and the method used to determine such expenses and profit. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund investors. The Board members also considered potential benefits to Dreyfus from acting as investment adviser and noted that there were no soft dollar arrangements with respect to trading the fund's investments.

It was noted that the Board members should consider Dreyfus's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by Dreyfus, including the nature, extent and quality of such services and that a discussion of economies of scale is predicated on a fund having achieved a substantial size increasing assets and that, if a fund's assets had been static or decreasing, the possibility that Dreyfus may have realized any economies of scale would be less. It also was noted that the profitability percentage for managing the fund was within ranges determined by appropriate court cases to be reasonable given the services rendered and generally superior service levels provided.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent and quality of the services provided by Dreyfus are adequate and appropriate.

- The Board generally was satisfied with the fund's performance given the fund's investment policy of investing solely in U.S. Treasury securities.

- The Board concluded that the fee paid by the fund to Dreyfus was reasonable in light of the services provided, comparative performance, expense and advisory fee information, costs of the services provided and profits to be realized and benefits derived or to be derived by Dreyfus from its relationship with the fund.

- The Board determined that the economies of scale which may accrue to Dreyfus and its affiliates in connection with the management of the fund had been adequately considered by Dreyfus in connection with the management fee rate charged to the fund and that, to the extent in the future it were determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that continuation of the fund's Management Agreement was in the best interests of the fund and its shareholders.

NOTES

For More Information

**Dreyfus
100% U.S. Treasury
Money Market Fund**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbol: DUSXX

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2007, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0071SA0607